UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-32966

Osiris Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

7015 Albert Einstein Drive
Columbia, MD 21046
(443) 545-1800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note:  Effective April 17, 2019, Papyrus Acquisition Corp., a Maryland corporation, which is a wholly owned subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation, which is an indirect wholly owned subsidiary of Smith & Nephew plc, an English public liability company, was merged with and into Osiris Therapeutics, Inc., a Maryland corporation, with Osiris Therapeutics, Inc. continuing as the surviving corporation and thereby being converted from a public corporation into a private corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Osiris Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OSIRIS THERAPEUTICS, INC.

Date:	April 29, 2019	By:	/s/ Michael Zagger
			Name:	Michael Zagger
			Title:	President